FORM 11-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

   (Mark One)

☒            ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:  1-13923

Wausau Paper Corp. Savings and Investment Plan

(Full title of the plan and the address of the plan, if different from the issuer named below)

Wausau Paper Corp.

100 Paper Place

Mosinee, WI 54455-9099

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

EXPLANATORY NOTE

On June 24, 2013, Wausau Paper Corp. (the “Company”) filed the Annual Report for the Wausau Paper Corp. Savings and Investment Plan (the “Plan”) for the fiscal year ended December 31, 2012.  The Company hereby amends the Plan’s Annual Report on Form 11-K to revise certain inadvertent typographical errors in notes 3 and 4 to the Plan’s financial statements, and to provide certain clarifying information in note 8 to the Plan’s financial statements.  Other than correcting the inadvertent typographical errors in notes 3 and 4 to the Plan’s financial statements and providing certain clarifying information in note 8 to the Plan’s financial statements, this amendment does not modify or update in any way the disclosures in the original Annual Report on Form 11-K.  The financial statements (corrections and clarifications noted above) and supplemental schedule included within this amendment have not changed since the filing of the original Annual Report on Form 11-K.

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits for the
Years Ended December 31, 2012 and 2011	3

Notes to Financial Statements	4–12

SUPPLEMENTAL SCHEDULE –

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2012	13

All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

-i-

Report of Independent Registered Public Accounting Firm

To the Participants

of the Wausau Paper Corp.

Savings and Investment Plan

Mosinee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Wausau Paper Corp. Savings and Investment Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

Wipfli LLP

June 24, 2013

Wausau, Wisconsin

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011

Assets
Investments, at fair value	$ 203,038,895	$ 195,664,386

Receivables:
Employer	1,534,600	1,732,434
Participants	131,066	176,501
Notes receivable from participants	3,449,781	3,926,223
Accrued income	252,417	220,011

Total receivables	5,367,864	6,055,169

Total assets	208,406,759	201,719,555

Liabilities
Pending trades	146,583	248,266

Net assets available for benefits at fair value	208,260,176	201,471,289

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(1,886,000)	(1,193,506)

Net assets available for benefits	$ 206,374,176	$ 200,277,783

See notes to financial statements.

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$ 17,357,454	$ (6,668,061)
Interest	1,944,530	1,758,326
Dividends	1,650,141	1,664,069
Other	78,303	2,459
	21,030,428	(3,243,207)
Less investment expenses	(274,776)	(254,274)
	20,755,652	(3,497,481)
Interest income on notes receivable from participants	117,380	143,323

Net investment income (loss)	20,873,032	(3,354,158)

Contributions:
Employer	5,178,543	5,578,105
Participant	8,318,155	9,567,035
Participant rollovers	388,523	406,228

Total contributions	13,885,221	15,551,368

Deductions from net assets attributed to – benefits paid to participants	28,661,860	16,911,351

Net increase (decrease) in net assets available for benefits	6,096,393	(4,714,141)
Net assets available for benefits at beginning of year	200,277,783	204,991,924

Net assets available for benefits at end of year	$ 206,374,176	$ 200,277,783

See notes to financial statements.

WAUSAU PAPER CORP. SAVINGS

AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.

PLAN DESCRIPTION

The following brief description of the Wausau Paper Corp. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Section 401 of the Internal Revenue Code (“IRC”). Participants should refer to the Plan document, as amended, for more complete information.

An employee initially becomes eligible to participate at times varying from one day of service to 120 days of service, depending upon the employee’s classification and his or her employment date.

General—The Plan was established on January 1, 1988. It is a defined contribution plan that covers all full-time salaried, non-union hourly and all collectively bargained common law employees of Wausau Paper Corp. and its subsidiaries (the “Company”).

Contributions—Participants are allowed to contribute up to 50% of their gross annual compensation, as defined in the Plan document, subject to certain statutory limitations.

The Plan allows participants to rollover distributions from another employer’s retirement plan or an annuity contract as contributions, subject to certain restrictions. Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is eligible for rollover under the IRC. These deposits are not subject to the contribution limitations under the IRC. The Company does not match these contributions.

Non-Bargained Employees— The Company match on non-bargained participant contributions is 100% of the first 4% of eligible compensation as defined in the Plan.  In addition, the Company makes non-elective contributions of 2% of eligible compensation up to the Social Security-defined wage base, plus 4% above the wage base to a maximum eligible compensation amount as defined in the Plan.  Employees must work 1,000 hours in a plan year, and be actively employed on December 31, or have terminated employment during the Plan year after attaining age 55 and ten years of vesting service, to receive the non-elective contribution.

Bargained Employees— During 2012 and 2011, the Company matching contribution differed by collective bargaining unit. Bargained employees of certain collective bargaining units do not receive a matching contribution while other employees receive a matching contribution. The maximum matching contribution of any collective bargaining unit was $2.19 per $1.00 contributed up to 3% of a participant’s annual gross compensation.  The Plan provides an additional defined contribution to bargained employees of one certain collective bargaining unit.  The maximum matching contribution is $0.70 per each hour of service credited to the employee up to 2,080 hours in the Plan year.

Participant Accounts—Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer contributions, as well as the participant’s share of the Plan’s income (loss) and any related administrative expenses. Allocations are based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

Investment Options—The Plan allows participants to direct the investment of all contributions and related earnings (losses) among various registered investment companies (e.g. mutual funds), a common/collective trust (stable value fund), and a Company common stock fund.  The amount of contributions allocated by a participant to the Company common stock fund is limited to 10%.  This limitation applies only to the contributions made to the Plan after January 1, 2011.

Allocation of Investment Income (Loss)—Each participant’s account is allocated investment income (loss) based upon the specific investment options chosen and in the proportion that an individual participant’s account balance bears in relation to total account balances under the Plan.

Vesting—Participants are fully vested in their salary deferral and rollover contributions plus earnings/losses thereon. Vesting in the Company’s matching contributions plus actual earnings/losses thereon is based on years of service and the participant’s employment status as either non-bargained or bargained.

Non-bargained participants are fully vested in the Company’s contributions made prior to January 1, 2011 after three years of vesting service, or at the rate of 33 ⅓% per year of service. Bargained participants vest in the Company’s matching contributions according to varying vesting schedules depending on the terms of the applicable collective bargaining agreement. A year of vesting consists of a calendar year in which an employee works a minimum of 1,000 hours for the Company.  As of January 1, 2011, non-bargained participants have immediate full vesting in Company matching and non-elective contributions made after January 1, 2011.

Participant contributions and earnings thereon, rollover contributions, and vested Company matching contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 ½ or at any age if a participant demonstrates financial hardship. Non-bargained employees may only withdraw amounts contributed prior to January 1, 2011.  Financial hardship withdrawals are subject to government regulation and may be subject to a 10% penalty.

Payment of Benefits—On termination of service due to death, disability, or retirement, the vested portion of a participant’s account is payable to the participant, or a named beneficiary, based on the participant’s elected payment method. The payment options available are lump-sum or periodic payments.

Forfeitures—Plan forfeitures arise as a result of participants who terminate service with the Company before becoming fully vested in the Company’s contribution. These forfeitures are used to reduce future Company contributions. The amount of forfeitures available at December 31, 2012 and 2011 was $108,189 and $150,669, respectively.  During the years ended December 31, 2012 and 2011, employer contributions were reduced by $79,214 and $58,775, respectively, from forfeited nonvested accounts.

Notes Receivable From Participants— As of January 1, 2011, non-bargained participant contributions, rollover contributions, and Company contributions are not eligible for participants loans.  Non-bargained participants continue to be allowed to borrow from participant contributions and rollover contributions made prior to January 1, 2011.  Loan transactions are treated as a segregated investment of the participant’s accounts. Loan terms range from one to five years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50% of the participant’s account balance or $50,000, and are secured by the balance in the participant’s account. The loans bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company’s employee benefits committee. Interest rates on existing loans range from 3.13% to 7.25% at December 31, 2012. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, outstanding balances become due and payable to the Plan, unless the borrower elects to continue making repayments in accordance with the promissory note evidencing the loan.

Plan Expenses—Administrative expenses charged by the third party administrator and all other expenses incurred in conjunction with the Plan are paid by the Company. Investment advisory and management fees are allocated proportionately to Plan participants based on their respective account balances. Loan fees are charged directly to the participant’s account against the investment option for which the loan was originally charged.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all account balances of the participants become fully vested. The account will be held under the Plan and continue to accrue investment earnings until all vested benefits have been distributed according to the terms of the Plan.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Notes Receivable From Participants—Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent notes are reclassified as distributions based upon the terms of the Plan document.

Benefits—Benefits are recorded when distributed.  The amount of benefit payments requested in 2012 that were distributed in 2013 was $457,838.  For the year-ended December 31, 2011, there were no benefit payments requested in 2011 that were distributed in 2012.

Investment Valuation and Income Recognition—The Plan’s various registered investment companies, investments in common/collective trusts, and company stock fund investments, are recorded at fair value in accordance with Accounting Standards Codification (“ASC”) Topic 820 on the last day of the Plan year.  ASC 820 discusses acceptable valuation techniques and inputs to these techniques.  These inputs are assumptions market participants use in pricing investments.  ASC 820 establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:

Level 1 – Quoted prices in active markets (e.g., NYSE, NASDAQ, or other exchange) for assets identical to the securities to be valued.  If a level 1 input is available, it must be used.

Level 2 – Inputs other than quoted market prices that are observable for securities, either directly or indirectly.  Examples include matrix pricing utilizing yield curves, quoted prices for similar assets in active markets, and inputs derived from observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets.  For level 3 inputs, there is no market data or correlations with market assumptions.

As described in ASC Topic 946, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by ASC 946, the Statements of Net Assets Available for Benefits present the fair value of the BMO Employee Benefit Stable Principal Fund investment contract, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.  Accordingly, the investments as of December 31, 2012 and 2011, have been increased by $1,886,000 and $1,193,506, respectively, to reflect fully benefit-responsive investment contracts at fair value with a corresponding adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Securities transactions are accounted for on a trade-date basis (the date the order to buy or sell is executed).

Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

Net appreciation and depreciation in fair value of investments on the statements of changes in net assets available for benefits includes both unrealized appreciation or depreciation and realized gains and losses. Interest and dividends are identified separately.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including registered investment companies (e.g. mutual funds), common/collective trusts, and company stock fund investments. Investment securities are exposed to various risks including but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Subsequent Events— Subsequent events have been evaluated through the date that the financial statements were issued, and noted no events, other than those disclosed in Note 8, occurring during such period that would require recognition in the financial statements.  See Note 8 for information related to subsequent events that require disclosure in the financial statements.

3.

FAIR VALUE MEASUREMENT

The following summarizes the classification of investments by level and method of valuation in accordance with the requirements of ASC 820:

		Fair Value Measurement at Reporting Date Using
		Quoted Prices	Significant Other	Significant
		in Active Markets	Observable	Unobservable
	December 31,	for Identical Assets	Inputs	Inputs
	2012	(Level 1)	(Level 2)	(Level 3)

Registered investment companies:
Small cap funds	$ 10,564,810	$ 10,564,810	$ –	$ –
Mid cap funds	2,749,648	2,749,648	–	–
Large cap funds	52,783,178	52,783,178	–	–
International funds	15,857,625	15,857,625	–	–
Balanced funds	50,406,584	50,406,584	–	–
Total registered investment companies	132,361,845	132,361,845	–	–

Common/collective trusts:
Stable principal	64,752,656	–	64,752,656	–

Wausau Paper Corp. Company Stock Fund	5,924,394	5,924,394	–	–
Total	$ 203,038,895	$ 138,286,239	$ 64,752,656	$ –

		Fair Value Measurement at Reporting Date Using
		Quoted Prices	Significant Other	Significant
		in Active Markets	Observable	Unobservable
	December 31,	for Identical Assets	Inputs	Inputs
	2011	(Level 1)	(Level 2)	(Level 3)

Registered investment companies:
Small cap funds	$ 13,501,816	$ 13,501,816	$ –	$ –
Mid cap funds	5,517,122	5,517,122	–	–
Large cap funds	53,501,485	53,501,485	–	–
International funds	13,842,427	13,842,427	–	–
Balanced funds	42,034,991	42,034,991	–	–
Total registered investment companies	128,397,841	128,397,841	–	–

Common/collective trusts:
Stable principal	60,868,814	–	60,868,814	–

Wausau Paper Corp. Company Stock Fund	6,397,731	6,397,731	–	–
Total	$ 195,664,386	$ 134,795,572	$ 60,868,814	$ –

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

•

Investments in registered investment companies are valued using quoted market prices.

•

Investments in common/collective trusts are valued by the issuer utilizing quoted market prices of the underlying investments included in the common/collective trust.  The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments.  The common/collective trust’s objective is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund and is primarily invested in traditional and synthetic investment contracts.  As of December 31, 2012 and 2011, there are no unfunded commitments on the funds.  The funds are able to be redeemed with written notice, on a daily basis, for the years ended December 31, 2012 and 2011.  The fund does not require a redemption notice period.

•

The Wausau Paper Corp. Company Stock Fund consists of common stock of Wausau Paper Corp. and cash and/or money market investments sufficient to help accommodate daily transactions and is valued using quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.

INVESTMENTS

The following table presents investments that individually represent 5% or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011:

	Asset Fair Value
	2012	2011
Registered investment companies:
American Beacon Large Cap Value Fund	$ 13,164,205	$ –
American Growth Fund of America	–	21,136,844
Artisan International Fund	13,112,727	11,202,771
DFA US Small Cap Value Fund	10,564,810	–
Oakmark Equity & Income Fund	22,323,223	22,846,663
Royce Opportunity Fund	–	10,653,903
T Rowe Price Institutional Large Cap Growth Fund	28,303,886	–
Vanguard Institutional Index	11,315,087	11,079,929

Investment contracts between financial institutions―
Common/collective trust-
BMO Employee Benefit Stable Principal Fund, at
contract value	$ 62,866,656	$ 59,675,308

During 2012 and 2011, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Net Change in
	Fair Value
	2012	2011

Wausau Paper Corp. Company Stock Fund	$ 438,377	$ (96,442)
Common/collective trusts	–	16
Registered investment companies	16,919,077	(6,571,635)

	$ 17,357,454	$ (6,668,061)

5.

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011, to Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$ 206,374,176	$ 200,277,783
Participant loans in default	(1,874)	–

Net assets available for benefits per Form 5500	$ 206,372,302	$ 200,277,783

The following is a reconciliation of the changes in net assets available for benefits per the financial statements at December 31, 2012 and 2011, to Form 5500:

	2012	2011
Net increase (decrease) in net assets available for benefits
per the financial statements	$ 6,096,393	$ (4,714,141)
Participant loans in default	(1,874)	2,519

Net increase (decrease) in net assets available for benefits
per Form 5500	$ 6,094,519	$ (4,711,622)

6.

FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 18, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC.   The Plan has been amended since last receiving the determination letter.  However, the plan administrator and Plan’s benefits counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process.  The Plan administrator believes it is no longer subject to tax examinations for years prior to 2009.

7.

RELATED PARTY TRANSACTIONS

The Plan invests in the Wausau Paper Corp. Company Stock Fund. In addition, certain plan investments represent shares of a collective trust fund managed by the trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.  During the years ended December 31, 2012 and 2011, total fees paid by the Plan for investment management services were $274,776 and $254,274, respectively.

Notes receivable from participants also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

8.

SUBSEQUENT EVENT

On May 20, 2013, the Company announced the signing of a definitive agreement to sell its specialty papers business to a new company sponsored by KPS Capital Partners L.P.  The transaction will result in net cash proceeds to the Company of approximately $110 million after settlement of transaction-related liabilities, transactions costs, and taxes.  The Company anticipates finalization of the transaction in the second quarter of 2013.

As a result of an anticipated reduction in plan participants due to the Company’s restructuring efforts, it is likely the Company will experience a partial termination of the Plan in concurrence with the finalization of the transaction.  In general, a partial termination of the Plan is deemed to occur when the ratio of the number of employer-initiated participant terminations to the number of total plan participants over an applicable period is at least 20 percent.  For the affected participants who are not fully vested upon termination, vesting must be adjusted retroactively and forfeited dollars be reinstated.

Should a partial termination of the Plan occur as aniticipated, the partial termination period would begin in December 2012 with the employer-initiated participant terminations at the Company’s facility in Brainerd, Minnesota, and will continue into the 2013 Plan year.  As such, the Plan would begin with December 2012, when adjusting vesting retroactively and reinstating forfeitures for impacted participants.

In anticipation of the sale of the Company’s specialty paper business, the Plan was amended on June 20, 2013 to fully vest Plan participants retroactively who will or have had their employment terminated over the applicable period.  As a result, approximately $363,000 in participant accounts is expected to be fully vested as a result of this amendment.

WAUSAU PAPER CORP. SAVINGS AND INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012
		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value
*	BMO Harris Bank, N.A.	Wausau Paper Corp. Common Stock
		–Wausau Paper Corp. Company Stock Fund	**	$ 5,924,394
*	BMO Harris Bank, N.A.	Common/collective trust
		–BMO Employee Benefit Stable Principal Fund	**	62,866,656
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath 2020 Portfolio	**	7,487,834
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath 2030 Portfolio	**	8,712,949
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath 2040 Portfolio	**	1,965,050
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath 2050 Portfolio	**	2,749,227
	BlackRock Investments LLC	Registered investment company
		–BlackRock Lifepath Retirement Fund	**	6,187,166
	DFA US Small Cap Value Fund	Registered investment company
		– DFA US Small Cap Value Fund	**	10,564,810
	Artisan International Fund	Registered investment company
		–Artisan International Fund	**	13,112,727
	The William Blair Small-Mid Cap Growth Fund	Registered investment company
		–The William Blair Small-Mid Cap Growth Fund	**	2,749,649
	American Beacon Large Cap Value Fund	Registered investment company
		–American Beacon Large Cap Value Fund	**	13,164,205
	T Rowe Price Institutional Large Cap Growth Fund	Registered investment company
		–T Rowe Price Institutional Large Cap Growth Fund	**	28,303,886
	PIMCO All Asset Fund	Registered investment company
		–PIMCO All Asset Fund	**	981,135
	Oakmark Equity & Income Fund	Registered investment company
		–Oakmark Equity & Income Fund	**	22,323,223
	Vanguard Institutional Index Fund	Registered investment company
		–Vanguard Institutional Index Fund	**	11,315,087
	Dodge & Cox International Fund	Registered investment company
		–Dodge & Cox International Fund	**	2,744,897
*	Various Participants	Participant loans (maturing 2013-2021 at
		interest rates of 3.13%–7.25%)	-0-	3,447,907
	Total assets (held at end of year)			$ 204,600,802

	*Party-in-interest
	**Cost information is not required for participant –directed investments and therefore is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Wausau Paper Corp. Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WAUSAU PAPER CORP.

INVESTMENT COMMITTEE

DATE:  July 2, 2013

By:  CURTIS R. SCHMIDT

Curtis R. Schmidt

Member

EXHIBIT INDEX

to

FORM 11-K/A

of

WAUSAU PAPER CORP.

SAVINGS AND INVESTMENT PLAN

for the year ended December 31, 2012

Pursuant to Section 102(d) of Regulation S-T

(17 C.F.R. §232.102(d))

Exhibit 23.1

Consent of Wipfli LLP